Rec'd 7/9/02

02023497

[UNITE]D STATES
[SECURITIES AND EX]CHANGE COMMISSION
[Washingto]n, D.C. 20549

Uf 8-1-02

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SEC FILE NUMBER
8-51705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FTC Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 0 9 2002
536

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSE[D]
AUG 0 7 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Uf 8-1-02

SEC 1410 (3-91)

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FTC Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of FTC Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTC Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 6, 2002

FTC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH	$	61,877
CLEARING DEPOSIT (NOTE 5)		100,505
DUE FROM BROKER (NOTE 5)		85,562
OTHER RECEIVABLES		9,733
PROPERTY AND EQUIPMENT (NOTE 2)		35,166
OTHER ASSETS		24,977
	$	317,820
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	35,988
LEASE COMMITMENTS (NOTE 3)		
STOCKHOLDER'S EQUITY		281,832
	$	317,820

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FTC Securities, Inc. (the Company), is a wholly owned subsidiary of Saex Corp. ("Saex"), a Panamanian company. The Company is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed on the straight-line method over three to seven years, the estimated useful lives of the assets.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (Note 6).

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consisted of the following:

Office equipment	$	49,610
Software		7,402
Furniture and fixtures		5,500
		62,512
Less accumulated depreciation	(	27,346)
	$	35,166

Depreciation expense amounted to $12,862 for the year ended December 31, 2001.

NOTE 3. LEASE COMMITMENTS

The Company leases its office facilities located in Miami, Florida and New York City under non-cancelable operating lease agreements, expiring through 2006.

The approximate future minimum lease payments for the years subsequent to December 31, 2001 are as follows:

2002	$	85,000
2003		88,000
2004		90,000
2005		92,000
2006		96,000
	$	451,000

The Company subleased office space in New York City, to an unrelated third party during the year on a month-to-month basis. Rent expense, net of sub-lease income of $36,272, amounted to $80,771 for the year ended December 31, 2001.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $209,946, which exceeded requirements by $204,496. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.17 to 1 at December 31, 2001.

In early 2001, the Company, with regulatory approval, changed its operations to agency trading and consulting, only. As such, its minimum net capital requirement was reduced from $100,000 to $5,000.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Dallas, Texas. At December 31, 2001, a $100,505 clearing deposit consisting of a money market fund, and a receivable of $85,562 from broker were held by and due from this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 6. INCOME TAXES

The Company has a net operating loss carryforward of approximately $154,000 for income tax purposes, which expires in the years 2019 through 2020. As a result of this net operating loss, the Company has recorded a deferred tax asset of approximately $63,000, which is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

Due to the change in ownership in 2000, utilization of the net operating loss carryforward is generally limited to an amount determined by multiplying the value of the equity of the corporation just prior to the ownership change by the federal long-term tax-exempt rate in effect on the date of the change. Any unused limitation may be carried forward and added to the next year's limitation.